UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-00981

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [ ] Form 10-Q
            [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 29, 2007

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:  PUBLIX SUPER MARKETS, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 3300 Publix Corporate Parkway

City, State and Zip Code:  Lakeland, Florida  33811


                         PART II. RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Publix Super Markets, Inc. ("Publix" or the "Company") hereby files this Form 12b-25 in order to obtain an automatic 15 day extension for the filing of its Annual Report on Form 10-K for the year ended December 29, 2007. The due date for the filing based on the Company's year end is February 27, 2008. The Company plans to file its Annual Report on February 29, 2008.

         The Company is a privately-held company that serves as its own stock registrar and transfer agent. Its stock price is determined quarterly by the Board of Directors based on an appraisal prepared by an independent appraiser. The price the Company pays to repurchase its stock is the most recent appraised stock price. The Company's stock price is announced quarterly after the close of business on the day before the effective date. The fourth quarter, or year end, stock price is effective on March 1, which results in a stock price announcement on February 28 (or 29 in a leap year) depending on the timing of weekends.

         Since the Company allows its stockholders to sell stock on any business day, the timing of the announcement of financial results is critical. The announcement by the Company of its financial results must occur concurrent with or after the announcement of the year end stock price. If the Form 10-K is filed before the announcement of the new stock price, stockholders could engage in market timing by avoiding or delaying redemptions of their Publix stock based on the financial results and the anticipated impact on the upcoming stock price.

         The Company's stock price announcement and effective date process has been in place for many years and is well understood by its stockholders. The stock price process is also an integral part of the Company's 401(k) plan. In addition, many of the Company's stockholders only own Publix stock, so they are not impacted by the more typical daily stock price changes of other publicly traded companies. Changing the Company's stock price announcement and effective dates for even one or a few days due to the earlier Form 10-K deadline could have negative consequences for a sizable number of the Company's stockholders and eligible stockholders (the "Participants"). For example, the Participants could miss the opportunity to execute a transaction or have the cost of the transaction change. The Company estimates the number of affected Participants at 200,000 with that number growing annually.

         Publix is in the unique position of having to file reports with the SEC as if it is publicly traded while also taking into consideration the needs and best interests of its stockholders (since Publix makes its own market for Publix stock as a privately held company). It is the Company's position that filing this extension is in the best interest of the affected stockholders.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
                David P. Phillips         (863)              688-1188
                -----------------      -----------      ------------------
                     (Name)            (Area code)      (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                       [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [ ] Yes          [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           PUBLIX SUPER MARKETS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 27, 2008          By: /s/ David P. Phillips
                                      -----------------------------------------
                                      David P. Phillips, Chief Financial Officer
                                      and Treasurer (Principal Financial and
                                      Accounting Officer)